SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 27, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated April 27, 2011, entitled “U.S. District Court Dismisses Most of Palomar's Claims Against Candela.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: April 27, 2011

U.S. District Court Dismisses Most of Palomar's Claims Against Candela

Only 1 of 12 Patent Claims Survives for Trial

YOKNEAM, ISRAEL--(Marketwire - Apr 27, 2011) - Syneron Medical Ltd. (NASDAQ: ELOS), the global leader in the medical aesthetic device marketplace, announced that on April 26, 2011, the U.S. District Court in Massachusetts ruled that Candela Corporation does not infringe eleven of the twelve patent claims at issue in a patent infringement action brought by Palomar Medical Technologies, Inc. (NASDAQ: PMTI) and Massachusetts General Hospital (MGH). U.S. District Judge Rya Zobel granted Candela's motion for summary judgment, finding no infringement as a matter of law of claims 1-8, 19-20, and 27 of U.S. Patent No. 5,735,844. As a result, these eleven claims are no longer a part of the case before the District Court. The Court denied Candela's motion regarding claim 32 of the '844 patent, finding that there are factual issues concerning infringement and validity of that specific claim.

"We are elated with the Court's ruling," stated Louis P. Scafuri, Chief Executive Officer of Syneron. "The Judge's decision that the Candela products do not infringe virtually all of the claims asserted by Palomar is a significant victory for Candela. We are confident that the single remaining Palomar claim, method claim 32 of the '844 patent, will be defeated at trial once the facts are presented in Court."

James Hsia, Candela's Chief Technology Officer, added, "Candela has always been certain that it does not infringe any valid claim of the MGH hair removal patents, and this decision vindicates our position."

"I believe that Judge Zobel's decision in support of Candela is an important milestone and should be read carefully by anyone interested in the legal validity of the MGH patents, especially the viability of the surviving method claim 32," added Shimon Eckhouse, Chairman of Board of Syneron. "We are particularly encouraged because yesterday's decision follows a positive outcome from the April 14, 2011 claim construction order in a separate patent infringement action brought against Syneron by Palomar. In this order, the District Court adopted Syneron's position that claims 8-10, 14, 18, 19, and 20 of U.S. patent 5,595,568 and claims 27 and 41 of the '844 patent are limited to lasers. This ruling supports the conclusion that Syneron's ELOS, broadband, incoherent light and RF devices do not infringe the '568 and '844 patents."

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.'s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document.

Contacts:
Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Nick Laudico/Zack Kubow
The Ruth Group
646-536-7030/7020
Email: nlaudico@theruthgroup.com / zkubow@theruthgroup.com